Exhibit 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.
15 Ha’tidhar Street, Entrance A, 11th Floor
Ra’anana 4366516, Israel
_____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the Annual General Meeting of Shareholders, or the Meeting, to be held on Thursday, December 26, 2019 at 10:30 a.m. (Israel time) at our offices at 15 Ha’tidhar Street, Entrance A, 11th Floor, Ra’anana, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect Haim Mer as a member of the Board of Directors for a term expiring at our 2020 Annual General Meeting of Shareholders and when his successor is elected and qualified;

2.	To approve the updated compensation policy for directors and officers of the Company; and

3.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our company’s independent registered public accountants for the year ending December 31, 2019, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018 will be reviewed and discussed at the Meeting.

Our Board of Directors recommends that you vote in favor of the foregoing proposals, each of which is more fully described in the accompanying Proxy Statement.

Shareholders of record at the close of business on Monday, November 25, 2019 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about Friday, November 29, 2019.

The approval of the election of a director in Item 1 and the proposals set forth in Items 2 and 3 requires the affirmative vote of holders of at least a majority of our company’s ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter presented for passage.  The approval of the proposal set forth in Item 2 also requires compliance with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders.  If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the company no later than November 27, 2019.   Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public on the SEC’s website at http://www.sec.gov.

You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than December 16, 2019.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public at the abovementioned website.

Joint holders of ordinary shares should note that, pursuant to Article 28.6 of our company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

Sincerely,
/s/ Haim Mer
Haim Mer
Chairman of the Board of Directors

November 20, 2019

- ii -

MER TELEMANAGEMENT SOLUTIONS LTD.
15 Ha’tidhar Street, Entrance A, 11th Floor
Ra’anana 4366516, Israel
_____________________

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd., to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Thursday, December 26, 2019, at our offices at 15 Ha’tidhar Street, Entrance A, 11th Floor, Ra’anana, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the re-election of Haim Mer as a member of the Board of Directors for a term expiring at our 2020 Annual General Meeting of Shareholders and when his successor is elected and qualified; (ii) the approval of an updated compensation policy for directors and officers of the Company; and (iii) the ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2019, and the authorization of our Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the re-election of a director and each of the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.03 per share, as of the close of business on Monday, November 25, 2019, are entitled to notice of, and to vote in person or by proxy, at the Meeting or any adjournments or postponements thereof.  As of November 19, 2019, there are 3,594,099 outstanding ordinary shares. Pursuant to the terms of Article 7.2.4 of our current Articles of Association, or the Articles, holders of our preferred shares are also entitled to vote on all matters submitted to a vote of our ordinary shares (on an as-converted basis, but only up to the number of votes equal to the number of ordinary shares into which the preferred shares would be convertible pursuant to the Beneficial Ownership Limitation, which is defined in our Articles as 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the issuance of ordinary shares issuable upon conversion of preferred shares held by the applicable shareholder). For more information, see “Security Ownership of Certain Beneficial Owners and Management” below.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, your proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by timely submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two or more shareholders holding in the aggregate more than 25% of the total voting powers attached to our ordinary shares (on an as-converted basis, subject to the Beneficial Ownership Limitation applicable to holders of our preferred shares), represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

The approval of the election of the director under Item 1 and the proposals set forth in Items 2 and 3 requires the affirmative vote of holders of at least a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter presented for passage.  The approval of the proposal set forth in Item 2 also requires compliance with additional special “disinterested” voting requirements described therein.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual General Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
15 Ha’tidhar Street, Entrance A, 11th Floor
Ra’anana 4366516, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 19, 2019 regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Haim Mer and Dora Mer(3)	540,641	14.23%
Roger Challen(4)	437,068	11.51%
Alpha Capital(5)	379,429	9.99%
_______________________
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 3,594,099 ordinary shares (excluding 1,800 ordinary shares held as treasury shares) and 1,864,035 preferred shares (on an as-converted basis, subject to the Beneficial Ownership Limitation (as such term is defined in the Articles)), outstanding on November 19, 2019.

(3)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 247,960 ordinary shares and the beneficial owners of 290,742 ordinary shares through their controlling interest in Mer Ofekim Ltd., 1,923 ordinary shares through their controlling interest in Mer Services Ltd. and 16 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017. Mr. Challen is the beneficial owner of 437,068 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(5)
Based upon a Schedule 13D filed with the SEC on November 6, 2018 and a Schedule 13D/A filed with the SEC on August 20, 2019 and other information known to us, Alpha Capital holds 175,439 ordinary shares and 1,864,035 preferred shares, which are currently subject to the Beneficial Ownership Limitation (as such term is defined in the Articles).

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2018, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on April 8, 2019, or the 2018 Annual Report.

I.  RE-ELECTION OF DIRECTOR
(Item 1 on the Proxy Card)

Our Articles provide that, unless otherwise prescribed by a resolution adopted at a General Meeting, the Board of Directors shall consist of not less than four (4) nor more than twelve (12) directors (including the outside directors appointed as required under the Israeli Companies Law).

Our Board of Directors currently consists of five directors, including Ms. Varda Trivaks and Mr. Ronen Twito, who serve for three-year terms as outside directors in accordance with the Israeli Companies Law and whose service terms end in August 2020 and March 2022, respectively. Pursuant to our Articles, our directors (other than outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. However, our Articles, adopted in October 2018 in connection with the consummation of the acquisition of our Preferred Shares by Alpha Capital, or the Alpha Capital Investment, provide that the initial service terms of the directors nominated by Alpha Capital and elected by our shareholders at our 2018 annual general meeting (Mr. Scott Burrell and Mr. Isaac Onn), will expire at the end of the first general meeting to take place after October 31, 2020.

Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Israeli Companies Law). Our Articles provide Alpha Capital certain rights in connection with the composition and structure of our Board of Directors (namely the requirement that our Board of Directors shall not exceed five (5) directors, without Alpha Capital’s prior written consent during the initial term of the directors nominated by Alpha Capital and a right to nominate replacements for the directors nominated by Alpha Capital during such period). However, on August 16, 2019, we received a letter from Alpha Capital notifying us of the termination and permanent waiver by Alpha Capital of such rights.

At the Meeting, shareholders are being asked to re-elect Mr. Haim Mer to hold office until our 2020 Annual General Meeting of Shareholders and until his successor is elected and qualified. Mr. Mer was elected to serve as a director by our shareholders at our 2018 annual general meeting of shareholders.  Mr. Mer has submitted a written declaration as required under the Israeli Companies Law.  Such declaration is available for review at our registered office.  Messrs. Roger Challen, Steven J. Glusband and Yaacov Goldman, who were elected as directors at our 2018 annual general meeting of shareholders, resigned their position as directors effective as of the closing of the Alpha Capital Investment.

We have elected, pursuant to NASDAQ Stock Market Rule 5615(a)(3), not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by our Board of Directors for election by our shareholders.  Should the director-nominee be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.

If re-elected at the Meeting, we will continue to pay to Mr. Haim Mer, our Chairman of the Board who devotes approximately 20% of his time to our company, a monthly fee of $7,000 per month. For information concerning fees paid to our other directors, see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2018 Annual Report.

Set forth below is information about Mr. Mer, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Nominee for Election as Director

Haim Mer (71) has served as the Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

The Board of Directors recommends a vote FOR the election of the nominee for director named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as director the nominee named above.

II. APPROVAL OF UPDATED COMPENSATION POLICY FOR DIRECTORS AND OFFICERS
(Item 2 on the Proxy Card)

On August 7, 2013, our shareholders approved the Compensation Policy, in accordance with the requirements of the Israeli Companies Law.  At our extraordinary general meeting of shareholders held on April 1, 2015, our shareholders approved updates to our Compensation Policy and at our annual general meeting of shareholders held on August 8, 2016, our shareholders approved our current Compensation Policy.

Our Compensation Committee recommended the approval and our Board of Directors approved and recommended the approval of an updated compensation policy, or the Updated Compensation Policy. The Updated Compensation Policy includes certain amendments to our current Compensation Policy as are marked on the form of Updated Compensation Policy attached hereto as Exhibit A.

The amendments implemented in the Updated Compensation Policy are changes to the range of the appropriate ratio between the components of the compensation package for a given year for our officers that are subordinate to our CEO and for the CEO of our US subsidiary. These changes are required in order to provide more flexibility to our Compensation Committee and Board of Directors when structuring and approving the benefit packages of officers. We also added a convenience translation into USD of the maximum base salaries of officers as currently included in the compensation policy.

The description the amendments does not purport to be a complete review of the amendments to our current Compensation Policy and their language and is qualified in its entirety by reference to the full text of the Updated Compensation Policy and proposed amendments set forth in Exhibit A. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Updated Compensation Policy or (ii) the total number of shares voted against the Updated Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the approval of the Updated Compensation Policy.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company).  A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.  “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.  We are not currently aware of any “controlling shareholder,” as defined under the Israeli Companies Law.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In the event this proposal is not approved by our shareholders, our Board of Directors may still approve the Updated Compensation Policy following additional discussion by our compensation committee and Board of Directors and subject to specific requirements under the Israeli Companies Law, and if they do not resolve to approve the Updated Compensation Policy, our current Compensation Policy will remain in effect.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Updated Compensation Policy attached to the Proxy Statement as Exhibit A.”

The Board of Directors recommends a vote FOR the foregoing resolution.

III.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

General

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2019, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to fix the compensation of our independent registered public accountants in accordance with the volume and nature of their services or to delegate such authority to our Audit Committee.  With respect to fiscal year 2018, we paid Kost Forer Gabbay & Kasierer approximately $65,000 for audit services.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our company’s independent registered public accountants for the year ending December 31, 2019, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.”

The Board of Directors recommends a vote FOR the foregoing resolution.

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

IV. REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2018 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our Annual Report on Form 20-F for the year ended December 31, 2018, including the auditor’s report and consolidated financial statements for the year ended December 31, 2018, which was filed with the SEC on April 8, 2019, is available on our website at www.mtsint.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

 PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of our company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than November 27, 2019.  If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than December 4, 2019 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors,
/s/ Ofira Bar
Ofira Bar
Corporate Secretary

Dated: November 20, 2019

Exhibit A

Mer Telemanagement Solutions Ltd.
Updated Directors and Officers Compensation Policy

Table of Contents

1.	Purpose of the Document and its Contents		A-2
2.	General Background		A-2
	2.1.	The Goals of Compensation Policy for Officers	A-2
	2.2.	The main governing bodies that are involved and that influence the determination of the Company’s compensation policy for directors and officers	A-3
	2.3.	The Business Environment and its Influence on the Subjectof Directors’ and Officers’ Compensation	A-3
3.	The Compensation of the Directors and Officers in view of the Company's Values and Business Strategy		A-4
	3.1.	The Ratio between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees):	A-4
	3.2.	The connection between business results of the Company and the Directors and Officers Compensation	A-5
4.	Basic concepts of Company's Compensation Policy		A-5
	4.1.	The Overall Compensation Policy	A-5
5.	Components of Compensation		A-7
	5.1.	Base Salary	A-7
	5.2.	Variable Compensation	A-11
	5.3.	Additional terms and fringe benefits	A-15
6.	Conditions for Termination of Service		A-18
	6.1.	Prior Notice.	A-18
	6.2.	Termination Grant	A-18
	6.3.	Non-Competiton	A-19
7.	Indemnification and Insurance of Directors and Officers		A-19
8.	Maintenance of Compensation Policy – Responsibility and Authority		A-19

1.	Purpose of the Document and its Contents

The purpose of this document is to define, describe and specify the policy of Mer Telemanagement Solutions Ltd. (“MTS” or the “Company”) concerning compensation of Company directors and officers (as defined by the Israeli law (i.e., CEO, CEO's direct reports)), the scope of compensation, its components and the manner of its determination.

The determination of the compensation policy of the Company and its publication seeks to increase the transparency of the Company's activity as it relates to compensation of its directors and officers and to enhance the shareholders' ability to express their views and to influence the Company's compensation policy.

The policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this compensation policy does not grant any rights to the Company’s directors and officers, and the adoption of this compensation policy per se will not grant any of the Company’s directors and officer a right to receive any component of compensation set forth in this compensation policy. The components of compensation to which a director or officer will be entitled will be exclusively those that are determined specifically in relation to him by the Compensation Committee, Board and General Meeting, as the  case may be, and subject to the provisions of any law.

It is clarified that in the event a director or an officer receives compensation that is less than the compensation in accordance with this compensation policy, it will not be regarded as a deviation from this compensation policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the compensation policy.

2.	General Background

2.1	The Goals of Compensation Policy for Officers

The compensation policy for MTS directors and officers is intended to assist in achieving the goals of the Company and its work plans with a long term view and to ensure that:

2.1.1	The interests of the directors and officers of the Company will be as close as possible and in the closest possible conformity to the interests of the Company’s shareholders.

2.1.2	The Company will be able to recruit and retain senior managers who have the ability to lead the Company to business success and to confront the challenges the Company faces.

2.1.3	The directors and officers will be motivated to achieve a high level of business performance without taking unreasonable risks.

2.1.4
An appropriate balance will be created between the various components of compensation - fixed components vs. variable components, short-term vs. long-term, and compensation in cash vs. equity based compensation.

2.2	The main governing bodies that are involved and that influence the determination of the Company's compensation policy for directors and officers

The governing bodies that are involved in the determination of compensation policy for the MTS directors and officers are:

The Board's Compensation Committee  - recommends to the Board concerning the compensation policy for directors and officers, the extension of the term of the compensation policy and its update to the extent required, approves the terms of service and employment of directors and officers, and may decide to exempt a transaction from the need to receive the approval of the General Meeting (in cases it is  the Committee's understanding that the presentation of the transaction for approval by the General Meeting, will prevent the transaction with a candidate  for a CEO position).

Board of Directors - Approval of the compensation policy for directors and officers, periodic examination of the compensation policy and responsibility for its update to the extent required.

The General Meeting of shareholders - Approval of the compensation policy for directors and officers, to the extent that such approval is required by law.

2.3	The Business Environment and its Influence on the Subject of Directors’ and Officers' Compensation:

Being a public company engaged in the development of software systems for the communications market, MTS faces the ongoing task of recruiting and retaining leading managers and professionals, in competition with other companies operating in the same field. The field of software generally, and specifically as it relates to the communications market, is characterized by the tremendous dynamism and rivalry over quality employees and managers. As of the date of this document (May 2013) there has not been any particular shortage of quality managerial manpower with expertise in the Company's particular field of business. However, given the dynamic nature of the field, which features numerous players including a number of very large companies, there is a concern that such a shortage may emerge during the coming years. The Company's compensation policy is intended, inter alia, to ensure the Company's ability to recruit and retain the quality managerial manpower that it requires for the continued and successful development of its business, considering the challenges characterizing the employment market in which it operates.

3.	The Compensation of the Directors and Officers in view of the Company's Values and Business Strategy

3.1	The Ratio Between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees):

The Company sees a need to compensate its directors and officers for their contribution to its business success over time and having consideration for the broad areas of responsibility and authority imposed upon them.

However, given that the Company employs a relatively small number of employees, most of whom have specialized professional expertise, the Company acknowledges the importance of appropriate compensation for all of the Company’s employees, and of maintaining a reasonable ratio between the overall compensation of directors and officers to the compensation of other Company employees.

The Compensation Committee and the Board examined the ratio between the terms of service and employment of each of the directors and officers of the Company and the average and median compensation of the other Company employees, and the ratio between the terms of service and employment of the directors and officers and the average and median of compensation of the other Company employees. In the opinion of the Compensation Committee and Board members, the ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation. In addition, it was also resolved that the ratio between the terms of service and employment of each one of the directors and officers (excluding equity compensation) and the average and median cost of employment of the other Company employees would not exceed 10.

3.2	The connection between business results of the Company and the Directors and Officers Compensation.

The Company’s policy is that the overall compensation of the officers should be substantially influenced by the business results of the Company and by the personal contribution of each manager to the attainment of these results. To the extent that the managerial level is higher, there should be an increase in influence of business results and the personal contribution of each manager to the attainment of these results on the compensation of the manager. To that end, the higher the management level, the more substantial the relative weight attached to compensation components that are dependent upon performance will be.

4.	Basic concepts of Company's Compensation Policy

4.1	The Overall Compensation Policy

The overall compensation of each employee and especially of the officers should be built from a number of components, so that each component rewards the employee for a different aspect of his contribution to the Company.

•
Fixed base salary - intended to compensate the employee for the time spent in carrying out his work for the Company and for execution of the ongoing tasks of his position on a daily basis. The base salary represents the employees' skills on one hand (such as: experience, job knowledge, expertise, education, professional qualifications, etc.) and on the other hand, the job requirements and the scope of authority and responsibilities of the employee.

•
Social and Incidental Benefits - some of which are statutorily defined (pension savings, severance contributions, loss of work capacity insurance, vacation, sick leave, etc.), some of which reflect standard work market practice (such as savings in education funds in Israel while maximizing the inherent advantages for the employee in the tax benefits offered by the State of Israel) and some of which are intended to supplement the fixed salary and to compensate the employee for expenses incurred in the performance of his work (such as travel costs).

•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) - Is intended to compensate the employee for his achievements and contribution to the Company’s goals during the period for which the variable compensation is paid. In general, the weight ascribed to this component as a part of the total compensation package increases as the employee is in a more senior position.

•
Equity based compensation - is intended to tie between the maximization of shareholders’ value as expressed in the value of the Company’s shares in the long-term and the compensation given to managers and employees of the Company. This compensation creates proximity between the interests of the employees and managers and the shareholders, and thus assists in creating motivating and retaining the key positions holders in the Company.

In order to ensure consistency between all of the compensation components, in their deliberations for the approval of each of the components of compensation for the officer, the Compensation Committee and the Board of Directors will be presented with the entire compensation package of the officer.

4.1.1	The ratio between Components of the Overall Compensation Package of Officer and Directors

The range of the appropriate ratio between the components of the compensation package for a given year for the Company’s directors and officers is expressed in the following table.

Position	Fixed Salary (including accompanying conditions)	Variable Compensation (cash and equity)*
Active Chairman of the Board	70% -100%	0% - 30% **
CEO	40% - 85%	15% - 60%
Officer subordinate to the CEO	50% - ~~85~~100%	~~15~~0% - 50%
CEO of US Subsidiary	50% - ~~85~~100%	~~15~~0% - 50%
Outside Director	100%	-
Active Business Director	50% - 100%	0% - 50% **
Other Director	100%	-

It is understood that a deviation of up to 5% above or below the rates specified will not be deemed a deviation from the compensation policy.

* The planned range (ratio) for variable compensation is based achieving the company's target. The actual ratio may deviate from these ranges due to actual results of the company during a certain period.

** Variable compensation for these directors will include equity based compensation. These percentages will be calculated based on the cash compensation approved in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”). Deviations from these ranges will be permitted in the event all or a portion of the cash compensation approved in accordance with the requirements of the Companies Law is converted to equity compensation.

5.	Components of Compensation

5.1	Base Salary

5.1.1
Determination of fixed salary for officers -The fixed salary for an officer shall be determined in the course of negotiations for his recruitment to a position with the Company, to be conducted by his direct designated supervisor (for the CEO - the Chairman of the Board or person appointed by him for that purpose, for the other officers - the CEO or person appointed by him for that purpose), and will be subject to the compensation policy. The salary level shall reflect the skills of the intended officer, expertise, professional experience, achievements and the degree of suitability for the position. In addition, a comparative compensation study shall be conducted with respect to the customary salary in the relevant market for similar positions in similar companies at that time.

As the officers are senior position holders, within the meaning of the Hours of Work and Rest Law, the Hours of Work and Rest Law shall not apply to the officers, and they shall not be entitled to compensation for work during overtime or during the weekend.

5.1.1.1	Comparison to the Market (Benchmark)

For purposes of determining the salary range for recruiting a new officer, the Company will consider the customary salary in the relevant market, based on external knowledge from an expert in the field, or based on public knowledge and information related to similar positions and companies. For purposes of the comparison, companies will be chosen that fulfill the largest possible number of the following characteristics:

•	Companies that are engaged in the field of software for communications companies or in as close as possible technological fields;

•	Public companies whose shares are traded in the stock exchange and their market value and/or income level and/or profitability level are close to that of MTS;

•	Companies that are in competition with MTS for management manpower in general, and for senior officers in particular;

•	Companies that employ manpower on a scale similar to that of MTS.

It is understood that comparable companies for which it is not possible to obtain reliable information regarding the salary of officers, will not be included in the comparison, even if they meet a large number of the aforementioned characteristics.

In the recruitment of officers outside of Israel, the comparison shall be made with holders of similar positions in companies in the relevant geographic market.

The comparison will encompass all of the components of the compensation package, and will include (to the extent that the information exists):

•	Customary range for base salary in similar positions (including the division within the range);

•	Customary range for annual grants;

•	Customary range for equity based compensation;

•	Customary fringe and other benefits.

5.1.1.2
Internal comparison - before determining the salary of a new officer, the internal salary gaps and their anticipated effect on labor relations in the Company as a whole and on its management will be taken into consideration, placing an emphasis on:

•	the salary gap between an officer and other officers in the Company;

•	the salary gap between an officer and the other employees of the Company;

•	if there are employees holding similar positions in the Company - the salary gap between the officer and the holders of similar positions.

5.1.1.3	Directors Salary:

The salary of outside directors will be determined in accordance with the Compensation Regulations for Outside Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations, including in view of their position as financial experts.

Other directors may be entitled to a fixed monthly salary and to additional payment for each meeting of the Board of Directors or the Board of Directors’ committees, in which they participate.

The directors will only be entitled to compensation that is specifically provided for in this document.  In addition, directors will be entitled to reimbursement for expenses incurred in trips overseas for work purposes. Subject to receipt of required approvals, the Company may pay consultancy or other fees to directors.

The salary of the Chairman of the Board will be determined in accordance with the criteria set forth in section 4.1.1. As of the date hereof, the Chairman of the Board is one of the existing shareholders in the Company. In the event that the Company decides in the future to employ an active chairman who is not a shareholder of the Company or to change the terms of service as set forth herein, it will be presented to the Compensation Committee, the Board of Directors and the General Meeting.  As of the date hereof, the salary of the Chairman of the Board is $7,000 a month (part time position - 20%) together with reimbursement of expenses such as trips overseas or entertainment in connection with the Company’s business.

The base monthly maximum salary for Company officers will be:

Position	Maximum
CEO (Israeli)	NIS 80,000 ($23,141*)
Officer subordinate to the CEO	NIS 55,000 ($15,910*)
CEO of US Subsidiary**	$ 22,000

It is understood that a deviation of up to NIS 5,000 (or the USD equivalent) above the amounts specified will not be deemed a deviation from the compensation policy.

* Convenience translation to USD based on the exchange rate as of November 19, 2019.

**The salary will be paid in U.S. Dollars.

5.1.2	The Principles for Periodic Examination and Updates of Salary

In order to retain the officers in their positions in the long term, the fixed salary of the officers will be periodically examined, in comparison with the relevant market for similar position holders and in light of the business position of the Company.  If necessary, a proposal for the revision of the salary of officers (or some of them) will be prepared and brought for the approval in accordance with the provisions of the Companies Law.

5.1.2.1	Linkage to changes in price Index.

The salary of the officers will not be automatically linked to changes in price Index.

5.1.3	Commissions

In addition to the Base Salary and any other compensation element, the Company shall be entitled to pay to its officers that are involved in the sales process, commissions based on a pre-determined commission plan. Commissions will be limited (per annum) to 5 (five) times monthly base salary. The Compensation Committee and Board of Directors will be entitled to approve an increase of this cap by up to one (1) monthly base salary under special circumstances.

5.2	Variable Compensation

The components of the variable compensation are intended to achieve the following goals:

•
Making part of the officers compensation contingent upon the achievement of results and business goals that, from a long term perspective, will maximize the value for the Company’s shareholders and will create a shared interest of the officers and the shareholders.

•	Increasing the motivation of officers to achieve the Company’s targets on an ongoing basis.

•	Matching some of the Company compensation expenses to its performance and increasing its financial and operative flexibility.

5.2.1	Performance-based bonus

The Company’s officers will be entitled to a performance based bonus, which will be approved in accordance with the provisions of the Companies Law.

5.2.1.1	Principles

In the event a bonus plan is adopted for an office holder, the bonus plan shall include the following provisions:

•
The duration of the bonus plan - the duration shall be at least one year, but the Company will try to establish bonus plan for a period longer than one year, subject to the circumstances and feasibility;

•	The measurable criteria of the company or one of its segments, for calculating the bonus for an officer shall be chosen from between one or more of the following:

-	Income before tax

-	EBITDA

-	Revenues

-	improvement in one of these parameters during a certain period

-	Compliance with milestones,

-	Productivity indices and growth in the volume of activity,

-	Cost savings,

-	Implementation and promotion of planned projects

-	Promoting strategic targets that will benefit the Company in the future

•
The bonus plan will determine, among other things, the chosen measurable criteria for the coming year, the targets that need to be obtained with respect to said criteria, and the amount or applicable percentage to be paid in relation to attainment of targets.

•	The determination of the maximum bonus (in terms of the maximum value of the measure for which the bonus will be paid).

The Bonus for the CEO will be based mainly (at least 80%) on measurable criteria as set forth below, and, with respect to its less significant part (up to 20%), at the Board and Compensation Committee's discretion, based on non-measurable criteria such as the contribution of the officer to the Company’s business, its profitability and stability, the responsibility imposed on the officer and satisfaction with the officer’s performance; provided, however, that the entire bonus may be based on non-measurable criteria without the adoption of a bonus plan up to the cap provided in the Companies Law (currently an aggregate value of variable compensation of three monthly salaries per annum).

The bonuses for officers subordinate to the CEO may be based entirely on non-measurable criteria and may be paid without the adoption of a bonus plan, subject to the provisions of Section 4.1.1.

5.2.1.2	Method of Determining the Sum of the bonus

In the event a bonus plan is adopted:

•	The bonus shall be calculated as a percentage of the criteria/s chosen as a basis for the bonus, as indicated above in section 5.2.1.1.

•	The decision about the method or basis to the bonus and the percentage may vary between officers in accordance with their position and degree of responsibility.

5.2.1.3	The Payment Process of the Bonus

In the event a bonus plan is adopted:

•	The annual bonus amount that should be paid based on the bonus plan will be reported to the Board of Directors together with the approval of the Company's annual financial statements.

•	The Board of Directors will be entitled to reduce the annual Bonus of an officer based on its discretion, taking into account the following factors:

•	Dissatisfaction with the overall managerial functioning of the officer

•	The departure of the officer was under circumstances that justify, based on the Board of Directors' discretion, the denial of severance pay.

In the event a bonus plan is not adopted, as permitted by this Compensation Policy, the bonus will be subject to the approvals required by the Companies Law.

The bonus shall be paid together with the officers’ first salary after the Board of Directors' approval of the annual financial statements. In the event a bonus plan for a period exceeding one year is adopted, the bonus plan may include different payment terms.

In the event of an officer leaving during the bonus plan period, he will be entitled to a partial pro-rated bonus payment according to the period he was employed by the Company out of the total period of the bonus plan.

5.2.1.4	The Possibility of refunding or Supplementing Sums out of the bonus paid to Officers.

In the case that it may become known in the future that the bonus payment was based on an inaccurate data which will require a restatement of the Company's financial statements, the excess payments made to the officer shall be returned by the officer to the Company or the additional required payments shall be made to officer by the Company, as the case may be, within 6 months of the publication of the restated financial statements.

5.2.2	Equity Based Compensation

As part of the overall directors and officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, the aim of which is to establish proximity of interest between the relevant directors and officers and the shareholders of the Company.  Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, MTS will offer its directors and officers the option of participating in an equity compensation plan, based on the following:

5.2.2.1	Tools of Equity Compensation

Subject to having received the approvals required under the Companies Law, the Company will consider offering its directors and officers to participate in the allocation of options to acquire the Company’s shares. The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the officers are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The option grants presented for approval shall include the following details:

•	The maximum number of options to be granted.

•	The value of the equity based compensation (at the time of grant) per year, for each officer, shall not exceed that which is stipulated in section 4.1.1.

•	The exercise price of the options will not be lower than the known closing price in the NASDAQ market at the date of grant.

•	The allocation of options between the various optionees and the existence of reserves for grants to officers who may join the Company during the period of the plan.

•	The vesting period of the options shall not be less than three years, except in the event of a signing grant to a new CEO, for which the vesting period may be shorter.

•	The possibility of defining the maximum value for exercising of an option.

•	The possibility of conditioning the vesting of part or all of the options of some of the optionees, upon the achievement of predetermined performance goals.

•	The expiration date of the options shall not be shorter than a year after the vesting date of each portion and shall not be longer than ten years after the grant date.

•	Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in Company ownership.

5.2.2.2	Option Grants

Subject to the approvals required under the Companies Law, the Company will consider grant of options to purchase shares of the Company to certain directors and officers, pursuant to the provisions of the approved option plan.

When a new officer joins the Company during the period of an option plan, the Company will consider granting options to the joining officer out of the existing reserve in the option plan.

The Company will be able to allocate options to directors who are involved in the ongoing business activity of the Company and to an active Chairman of the Board, and in accordance with the provisions of law that are applicable on the grant date.  An allocation to directors shall be approved in accordance with the provisions of the Companies Law, and shall be carried out in accordance with the provision of the standard options plan of the Company, and from out of the existing reserve in the option plan.

5.2.2.3	Option Exercises

With the vesting of each portion of the options granted, each director and officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.3	Additional terms and fringe benefits

5.3.1	Pension Contributions

The Company will contribute its portion of pension fees to a pension fund (or a number of pension fund) or to a pension arrangement agent, all in accordance with the written choice of the officer in Israel and in accordance with applicable law. The contributions will be made exclusively from the fixed salary of the officer and will not include any other components of compensation. The Company's contributions of pension fees are contingent upon the appropriate contributions of the officer's portion of the pension fees out of the officer's salary.

The Company will insure the officers for loss of working capacity as part of the officers’ membership in a pension fund or with an additional managers' insurance policy.  The Company's contributions to the insurance of loss of working capacity shall not exceed 2.5% of the fixed salary of the officer.

Officers in Israel will sign the form of the general confirmation of the Labor Minister pursuant to section 14 of the Severance Payment Law, at the time of the renewal of agreements or the recruitment of a new officer, and the Company shall contribute the severance payments of the officer to the pension fund/managers insurance, in accordance with the officer’s choice concerning the contributions to pension insurance.

For an officer in the U.S.A., the Company will make a contribution of up to 5% of the contribution of the officer to the Company’s 401(k) Plan. In addition, the Company will pay for medical insurance that also includes coverage for dental treatment.

5.3.2	Education Fund

The Company will contribute 7.5% of the officer's salary in Israel, up to the tax ceiling, and will deduct an additional 2.5% of the officer’s salary and will transfer these amounts on a monthly basis to an education fund to be chosen by the officer.

5.3.3	Company car

The Company will allow officers in Israel to receive a company car at their disposal for their personal use, as customary in their position in a method of operational leasing. The Company will not bear the cost of the tax applicable to the value of the use of the vehicle for new officers. The Company currently bears the tax cost for the value of the car placed at the disposal of officers in Israel, as a component that does not carry entitlement for social benefits. The officer can receive the vehicle component (based on its cost to the Company) as part of the monthly salary, as a component that does not carry entitlement for social benefits.

5.3.4	Mobile Phone

The Company will place a mobile phone at the officer's disposal for his business and personal use, to be chosen by the Company. To the extent technically possible, the officer will be able to use a mobile phone that is in his possession and the Company will pay the cost of use of the mobile phone (not including the cost of the mobile phone itself).

The officer will be liable for any tax that may be applicable to the use of mobile phone at the Company's expense.

5.3.5	Expenses and incidentals

The officer will be entitled to participate in an arrangement for meals during work hours as stipulated in the work procedures pertaining to all of the Company’s employees.

The officer will be liable for any tax that applies to a benefit stemming from this right.

5.3.6	Annual Vacation

An officer will be entitled to an annual vacation and to accumulate it as per the scope indicated in the annual vacation charts in the Company’s procedures (or in accordance with the Annual Leave Law, if these charts are not included in the Company's procedures).

5.3.7	Sick Leave

An officer will be entitled to be absent from work by reason of illness in accordance with the provisions of the Sick Pay Law. An officer will be entitled to full payment for the days during which he was absent from work due to illness, commencing on the first day of absence.

5.3.8	Convalescence pay

An officer in Israel shall be entitled to the payment of convalescence pay in accordance with the Convalescence Pay Law.

6.	Conditions for Termination of Service

6.1	Prior Notice

An officer will be entitled to a prior notice period in accordance with the following table:

Position	Early Notice Period
CEO	3-6 months
Officer subordinate to the CEO	2-6 months

The prior notice period for each officer shall be approved in accordance with the approvals required under the Companies Law.

During the prior notice period, the officer will be required to continue the fulfillment of his duties, unless the Company specifically releases him from that obligation, and in that case he will be entitled to all of the terms of his employment, with no changes, during that period.

6.2	Termination Grant

The Company may provide its officers a termination grant which shall not exceed the scale specified in the table below:

Level	Resignation Grant
CEO	up to 3 months
Officer subordinate to the CEO	up to 2 months

Termination grants shall be approved for an officer who meets all of the following conditions:

•	He was employed by the Company for at least two years.

•	During his employment period he substantively contributed to the promotion of the Company’s business as specified in the document presented to the Compensation Committee.

•	The officer's termination does not involve circumstances that, according to the Compensation Committee’s judgment, justify the denial of severance pay.

•	The Company’s CEO (or the Chairman of the Board in the event of a departing CEO) recommended the payment of a termination grant.

The inclusion of a section in the employment agreement that provides for payment of a termination grant will be presented for the approvals required under the Companies Law. For the removal of any doubt, such section will not provide for payment of a termination grant that deviates from the aforementioned conditions.

The termination grant will be paid on the date of the termination of employment and will be equivalent to the base salary of the officer multiplied by the number of months as specified in the chart above and as approved, without any additional components.

6.3	Non-Competition

The officers will provide a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than one year from the termination date of their employment by the Company.

7.	Indemnification and Insurance of Directors and Officers

The directors and officers will be covered by a directors and officers liability insurance policy, to be periodically purchased by the Company subject to receipt of approvals required under the Companies Law.  The Company grants, and will continue to grant, letters of indemnification to directors and officers, subject to the receipt of approvals required under the Companies Law.

8.	Maintenance of Compensation Policy - Responsibility and Authority

8.1.	The CFO of the Company shall be responsible for maintaining the compensation policy is up-to-date.

8.2.
The Compensation Committee will examine the provisions of the compensation policy from time to time in accordance with its discretion. Updates to this compensation policy will be approved pursuant to the requirements of the Companies Law.